

February 7, 2011

Jonathan Patton
Austin Acquisitions, Inc.
2328 B Hartford Road
Austin, Texas 78703

> **Re: Austin Acquisitions, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed January 26, 2011**
> **File No. 000-54228**

Dear Mr. Patton:

We have reviewed your responses to the comments in our letter dated January 12, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Description of Business, page 1

Introduction, page 1

1. We note your disclosure on page 1 that "at October 31, 2010 you had $4,000 of cash on hand." Please revise to also disclose the amount of cash in your treasury as of the most recent practicable date so that investors may better assess your business operations.

Effecting a Business Combination, page 2

2. We note your response to our prior comment 14 and reissue in part. Please revise throughout to clarify that you may not be able to consummate a merger or acquisition. For example, please revise your disclosure on pages 4 and 9 that you expect that you will be able to consummate a Business Combination with only one target business to clarify that while you hope to consummate a Business Combination you may not be able to consummate a merger or acquisition with any targets.

Risk Factors, page 6

3. We note your response to our prior comment 3 that you do not have a "predetermined process" for how you will effectuate a business acquisition and that you are unable to provide an estimate of the amount of time required to identify a target and effectuate a business acquisition. Please add a risk factor that discusses your lack of a specific business plan and your inability to estimate or predict when or even if a business acquisition will occur.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 16

Liquidity and Capital Resources, page 17

4. We note your response to prior comment 12 and the disclosure that your estimated costs and expenses for the next twelve month is approximately $15,000. Please revise to disclose the nature of the amounts and to explain how the amount was calculated or determined.

5. Please advise as to how you have estimated that you will exhaust your existing cash resources in the next two quarters if you are unable to estimate the amount of costs you will incur in identifying a target and consummating a business combination. In addition, please clarify what you mean by the "next two quarters" by providing a date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (877) 329-7833
       William P. Ruffa, Esq.
       Ruffa & Ruffa, P.C.